Filed by Vast Solar Pty Ltd

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is transcript of an article with an excerpt from Craig Wood, Chief Executive Officer of Vast Solar Pty Ltd (“Vast Solar”) on or around April 5, 2023 regarding Vast Solar’s proposed business combination with Nabors Energy Transition Corp.

Concentrated solar power is an old technology making a comeback. Here's how it works

ABC Science

By technology reporter James Purtill

The 100MW Cerro Dominador CSP plant in the Atacama Desert, Chile.(Getty Images: John Moore)

There was a time, not long ago, when the future of electricity generation looked something like the opening scene of Bladerunner 2049, with endless arrays of mirrors in concentric circles.

The opening scene of Bladerunner 2049, with not a solar panel in sight.(Gfycat)

Concentrated solar power (CSP) uses mirrors to focus heat from the Sun to drive a steam turbine and generate electricity.

While CSP was once the great hope for replacing coal and gas-fired generation, it's now generally considered to have been eclipsed by cheaper forms of renewable generation, like solar panels and wind turbines.

Recently, however, it's been making a quiet comeback.

The reason for this boils down to three words that describe one of the major challenges of decarbonising the grid: overnight energy storage.

The CSIRO's Renewable Energy Storage Roadmap, released last week, predicts that by 2050, CSP will be the cheapest way to store energy for 8–24 hours.

Developing this "medium-duration" storage is a necessary step to switching off coal- and gas-fired generation that produce most of the power we use at night.

For this reason, CSP projects are starting to gather momentum.

A 50MW CSP plant in the Xingiang region of China.(Getty Images: Cai Zengle)

The Australian Renewable Energy Agency (ARENA) recently approved $65 million in funding for a Sydney-based company, Vast Solar, to build the country's first commercial-scale CSP plant in Port Augusta, South Australia.

So how does CSP work?

And what role will CSP play in a net-zero Australia?

A technology that once rivalled solar panels

The idea of CSP is so simple that the technology hasn't changed much in decades.

Italy built the first CSP plant in 1968, and California installed the first commercial-scale array in 1981.

At the time, solar panels were expensive and mostly used in consumer electronics, whereas CSP relied on familiar technologies, such as steam turbines.

One of the three towers of the 386MW Ivanpah CSP plant in the Mojave Desert, California.(Getty Images: Bing Guan)

CSP plants also looked impressive: The popular "power tower" design featured a circular field of thousands of mirrors, focusing their light on the crown of a central tower, which in some cases soared taller than 200 metres.

But then, more efficient panels and larger factories drove down the price of photovoltaics (PV), while CSP plants ran into problems with leaking fluids and dirty mirrors.

In 2019, South Australia scrapped a $650 million project to build Australia's first commercial-scale CSP after the company behind the project revealed it could not raise funding.

"It's been a bit of a tale of woe in Australia," said Keith Lovegrove, director of the Australian Solar Thermal Energy Association.

"We've actually managed to snatch defeat from the jaws of victory a couple of times."

As of 2021, the global installed capacity of CSP was 6.8 gigawatts, which was many hundreds of times less than the figure for photovoltaics.

But CSP is not dead. Spain, Morocco, South Africa, Israel and other countries are using CSP in their grids, while China has dozens of projects underway.

"China is the most active place at this at this very moment," Dr Lovegrove said.

CSP cannot generate daytime electricity as cheaply as solar PV, but it has one advantage: built-in storage.

The heat from the Sun is stored in a medium such as molten salt. When the Sun goes down, this stored heat can be tapped to drive the turbine and generate electricity.

This combination of generation and storage makes CSP "dispatchable", meaning the power can be sent to the grid when it's needed.

"The whole point about CSP is that it's dispatchable renewable generation," Dr Lovegrove said.

"It's generation you can have when you need it at night, or peak periods. It comes at a higher price because it's got this added value and complexity."

What is CSP's role in the grid?

Last week, the CSIRO's Renewable Energy Storage Roadmap report indicated the National Electricity Market (which is all of Australia except NT and WA) could require a 10- to 14-fold increase in its electricity storage capacity between 2025 and 2050.

As you can see from the graph above, most generation will be solar PV and wind by the end of this decade.

The pink bars at the bottom show dispatchable storage, which is mostly pumped hydro and large-scale lithium-ion batteries.

CSP will be competing for this dispatchable storage market.

The graph above shows the "levelised cost of storage" (the cost per megawatt-hour, factoring in everything from the cost of charging, to installation and maintenance) for up to eight hours.

According to the CSIRO's forecasts, by 2050 CSP will be the cheapest form of this medium-duration storage.

For household energy consumers, this overnight cost of storage will directly affect how much they pay for power at night.

And if you're planning on buying an EV, you'll probably use more energy at night, as this is when most people charge their car (and most don't have a household battery).

At the moment, the power we use at night mostly comes from coal- and gas-fired generation, said Dominic Zaal, director of the Australian Solar Thermal Research Institute within the CSIRO.

"But coal is exiting ... and you have to replace it with something," he said.

"[Renewable energy at night] is going to become very expensive, we believe at over $200 per MWh."

By comparison, that's twice the average price across the National Electricity Market late last year.

Large-scale batteries are good for smoothing spikes in demand through the day and early evening, but an expensive way of storing large amounts of energy for longer than a few hours.

"Batteries become very, very expensive after a period of time," Dr Zaal said.

"So what are the alternatives?"

A new design for CSP

In February, ARENA announced $65 million in funding to Vast Solar to construct VS1, a first-of-a-kind 30 MW/288 MWh CSP plant in Port Augusta.

"History has proven that PV won the race to be the dominant solar technology," said Craig Wood, the company's CEO.

"But what's becoming clear now is that it's about dispatchability."

That is, daytime power is so cheap there's a greater premium being placed on delivering power to the grid when it's needed, rather than when it's plentiful.

In 2019, Vast Solar won the International Energy Agency's award technical innovation award for the world's most innovative CSP technology.

Unlike the "power tower" designs in the Californian desert, Vast Solar's design uses multiple, smaller towers to reduce the power lost if one tower goes down.

Vast Solar's 1MW CSP pilot plant at Jemalong, near Forbes in NSW.(Supplied: Vast Solar)

Parabolic mirrors, known as heliostats, track the Sun to ensure the beam of reflected light remains aimed at the receiver tower.

The heat is first stored in liquid sodium metal at 565 degrees Celsius, then in molten salt at 550C, and finally as steam to drive a turbine.

"We can spin a turbine at 538C, which is the standard temperature for a high-efficiency steam turbine," Mr Wood said.

At 30MW, the Port Augusta plant will test and prove the design before larger plants are built.

"If you're on grid, it needs to be typically 100MW-plus.

"CSP gets extremely cheap once you get up to 150–200MW in size.

"At those sorts of sizes, you would expect to be building the plants with somewhere between 12–20 hours of storage."

In February, Vast Solar also announced a merger with a US energy company in a deal valued at $US586 million, as well as plans to list on the New York Stock Exchange.

According to Mr Wood, several Australian companies are leading the world in some energy storage technologies.

"There's a bunch of American companies that are basically trying to play catch up," he said.

Mixing PV and concentrated solar

In Victoria, RayGen is developing a new kind of power plant that borrows elements of photovoltaics and concentrated solar thermal technology.

Also partially funded by ARENA, its design uses a field of aligned mirrors to focus sunlight onto a tower-mounted receiver.

RayGen's 3MW/50MWh "solar hydro" power plant in Carwarp, north-east Victoria.(Supplied: RayGen)

Unlike the Vast Solar design, this receiver has an array of PV modules, which convert sunlight directly to electricity.

The heat from the sunlight is stored at 90C in an insulated, rubber-lined reservoir.

A second pit stores water chilled to near freezing, using electricity from the grid or the solar PV receivers.

The temperature differential allows electricity to be generated using an organic Rankine cycle turbine, which transforms thermal energy into electricity.

The high-efficiency solar module used by RayGen was first developed for satellites.(Supplied: RayGen)

The key to the design is the ultra-efficient PV receiver, said Will Mosley, RayGen's chief commercial officer.

"You just need four square metres to make 1MW of electricity and 2MW of heat.

"It's about 2,000 times the power density of a traditional solar panel, and twice the electrical efficiency."

Why don't you have one on your roof? To be economic, it needs a focused beam of sunlight, 1,000 times the usual concentration.

"The beam is strong enough to melt steel," Mr Mosley said.

He added that the PV module generates energy at about the same cost as standard solar panels, and the array of mirrors uses about the same amount of land.

In addition to this, the system uses heat that would be otherwise wasted.

The series of rubber-lined pits can hold water at 90C and near freezing for months on end.(Supplied: RayGen)

The insulated pits may lose up to 10 per cent of their thermal energy over six months.

The process of converting stored energy to electricity was about 70 to 80 per cent efficient.

"It has a similar performance to pumped hydro and can be co-located in solar renewable energy zones where long-duration energy is needed most," Mr Mosley said.

"And it can be delivered quickly."

But what about pumped hydro?

While CSP is still at the trial-project scale, the big investments are in pumped hydro.

Australian governments have announced about 15GW of pumped hydro energy storage, including 7GW in Queensland.

"Pumped hydro is 95 per cent of the global storage market," said Andrew Blakers, a professor of engineering at the Australian National University.

"There's a lot of arm-waving that we need new technologies, but the fact is you cannot grow new technology from zero to something very large in a very short time."

Supporters of CSP argue that it would be suited to hot, dry areas where there are fewer options for pumped hydro, like in parts of Western Australia.

It could also provide storage and generation for remote, off-grid mining operations.

If that's the case, the CSP will be a niche solution, with pumped hydro doing most of the storage.

Are there other uses of CSP?

Other uses for concentrated solar is to generate and store thermal energy for high-temperature industrial processes, or to make low-carbon "green" fuels.

Mars Petcare in Wodonga, for instance, has installed a graphite battery to store heat at 900C, as a way to reduce the factory's gas consumption.

In that case, the heat is generated by electricity purchased from the grid.

But the heat could also be generated by a field of aligned mirrors, like with CSP. This kind of technology is known as concentrated solar thermal.

Vast Solar is currently working on a concentrated solar thermal project for a "major global food company" with a "couple of facilities on the east coast of Australia".

"We're retrofitting CSP to displace gas in their process," Mr Wood said.

"We're putting in a CSP plant immediately adjacent to where they are that's going to use the Sun's energy to create steam to replace the gas that they're otherwise burning."

Dominic Zaal estimated concentrated solar thermal could serve 20 per cent of the industrial processed heat market.

"Some of the big mining entities, some of the big food manufacturing entities, they're all looking at renewable heat now."

Another emerging use of CSP is making "green methanol", which is made by first producing green hydrogen and then combining this with carbon dioxide.

The result is a fuel that's easier to store and transport than hydrogen, and with a lower carbon footprint than other liquid fuels (although higher than green hydrogen). Green methanol can be used for shipping, converted into aviation fuel, or used to make plastics.

"You need the power to create the hydrogen, but you need the heat to do the green methanol synthesis," Dr Zaal said.

"You've got to take a source of CO2, and smash it with the hydrogen at about 300 degrees to give you green methanol."

The Australian and German governments are investing $40 million in Vast Solar to build a solar methanol production plant next to the Port August facility.

The proposed plant will produce 7,500 tonnes of green methanol each year, using hydrogen from an electrolyser at the site.

"What's emerging from our methanol project is that if you're able to use a combination of heat plus electricity, that ends up being quite a bit cheaper than if you're trying to do the same job with electricity alone," Mr Wood said.

"It's giving us some confidence that we can enter the green fuels market and be competitive with the existing black fuel prices."

Important Information for the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Vast Solar Pty Ltd (“Vast”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of Nabors Energy Transition Corp (“NETC”) to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed business combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section of the Appendix titled "Summary Risk Factors" attached to this Presentation and will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 28, 2022 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.